Exhibit 12

		Six months ended June 30,	Year ended December 31,
		2011	2010	2009	2008	2007	2006
		(dollars in thousands)
Earnings
	Income (loss) before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$10,209	$(13,849)	$(117,135)	$447	$36,032	$36,348
	Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	4,306	8,599	8,092	16,605	23,258	25,503
[A]	Total earnings (as defined), excluding interest on deposits	14,515	(5,250)	(109,043)	17,052	59,290	61,851
	Interest on deposits	4,384	12,338	19,680	34,671	44,864	32,976
[B]	Total earnings (as defined)	$18,899	$7,088	$(89,363)	$51,723	$104,154	$94,827

Fixed Charges
	Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	$4,306	$8,599	$8,092	$16,605	$23,258	$25,503
	Preferred stock dividend requirement (2)	3,056	6,071	6,020	200	—	—
[C]	Combined fixed charges and preferred stock dividend requirement, excluding interest on deposits	$7,362	$14,670	$14,112	$16,805	$23,258	$25,503
	Interest on deposits	4,384	12,338	19,680	34,671	44,864	32,976
[D]	Combined fixed charges, preferred stock dividend requirement and interest on deposits	$11,746	$27,008	$33,792	$51,476	$68,122	$58,479

Ratios
	Ratio of earnings (as defined) to fixed charges:
[A] / [C]	Excluding interest on deposits	1.97	N/A	N/A	1.01	2.55	2.43
[B] / [D]	Including interest on deposits	1.61	N/A	N/A	1.00	1.53	1.62

	Dollar amount of deficiency if ratio is less than 1.0	$—	$(7,778)	$(111,115)	—	—	—

(1) Represents an appropriate interest factor
(2) Represents preferred stock dividends and discount accretion, adjusted to a pre-tax basis using a 38% effective tax rate.